FILED BY PERFORMANCE FOOD GROUP COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CORE-MARK HOLDING COMPANY, INC.

COMMISSION FILE NO. 001-51515

The following is a transcript of an investor call held on May 18, 2021, in connection with Performance Food Group Company’s proposed acquisition of Core-Mark Holding Company, Inc. Although every effort has been made to provide an accurate transcription, there may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

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Operator: Good day, and welcome to this PFG Conference Call to discuss its Acquisition of Core-Mark Holding Company. [Operator Instructions]

I would now like to turn the call over to Bill Marshall, Vice President, Investor Relations, for PFG. Please go ahead, sir.

William Marshall

Vice President-Investor Relations, PFG

Thank you, Lori, and good morning. We appreciate your participation today on such short notice. We’re here this morning with George Holm, PFG’s CEO; and Jim Hope, PFG’s CFO, to discuss the proposed transaction to acquire Core-Mark. This morning we issued a press release regarding the proposed transaction. Both the release and presentation materials that accompany this call can be found in the Investor Relations section of our website at pfgc.com.

This morning, George will begin by discussing details of the agreement including the strategic rationale and merits of the proposed deal. Jim will then follow with some of the financial details.

We will then be happy to take your questions following the prepared remarks.

Our remarks on this call contain forward-looking statements and projections of future results. Please review the cautionary forward-looking statements section in today’s release and our SEC filings for various factors that could cause our actual results to differ materially from our forward-looking statements and projections.

Now, I’d like to turn the call over to George.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Thanks, Bill. Good morning, everyone, and thank you for joining our call. Today is an exciting day for PFG and we’re thrilled to announce an agreement to acquire Core-Mark, a transaction which would create a roughly $44 billion revenue company and make PFG the number two convenience channel distributer, with a broad North American footprint.

As you know, PFG expanded into a C-Store distribution with the 2019 acquisition of Eby-Brown. We’ve been extremely pleased with the performance of Eby and the opportunity that convenience store distribution has brought to PFG.

Particularly, during COVID, we’re having diverse channels as key. As we’ve discussed, convenience stores have been a bright spot and helped partially offset pandemic-related declines in restaurants, movie theaters and office coffee service. Welcoming Core-Mark into the PFG family would be another huge step in our journey to becoming a leading player in convenience and continues to diversify the wide range of channels we already serve.

Core-Mark is one of the largest wholesale distributors to the convenience retail industry in North America. The company services approximately 40,000 customer locations in all 50 states, 5 Canadian provinces, and 2 Canadian territories. Core-Mark operates 32 distribution centers and has about 7,500 employees.

We have high expectations for the convenience channel. As I have mentioned, this has been one of the most resilient channels we have served during the pandemic. But more importantly, we continue to believe that there is ample room for growth in this channel.

The convenience channel has evolved significantly over the past several decades, adding larger stores with more offerings for consumers. Even before the pandemic, convenience store traffic was on the rise as consumers were increasingly visiting the channel for a range of purchases.

This plays into PFG’s strength of offering a range of products from impulse purchase snacks and beverages that are the core offerings of Vistar to prepared food to place directly into our foodservice strength.

The result is a strong combination for our company, consistent and resilient results in more challenging times as we’ve experienced this year and organic growth opportunities in a more normal operating environment. This deal, in particular, provides strong strategic merits and I will discuss several of these before turning it over to Jim who’ll provide more color on the financial considerations of the deal.

First and foremost, by acquiring Core-Mark, we would welcome a high caliber workforce into the PFG organization, including a strong senior management team. Under their leadership, Core-Mark has demonstrated significant and consistent growth. Core-Mark’s executives and associates bring extensive experience in the convenience channel. And together with Eby-Brown, we will have industry-leading expertise to serve customers across the US and Canada. And not only will we have the strongest players, but we are confident that we will work well together.

Over the past several months, we have gotten the chance to know several executives of Core-Mark and it has been abundantly clear that our organization share a strong cultural fit. This is an important consideration in M&A for PFG and was a focus with the Eby-Brown and Reinhart transactions. We couldn’t be more excited with the prospect of adding Core-Mark’s talented workforce to our company.

Second, the transaction continues to build PFG’s geographic reach, product offering and efficiencies in C-Store distribution, all of which will help us better serve our current customers and win new ones, with new convenience stores as a channel with significant growth potential and we are now well positioned to capture more of it.

Convenience foodservice is the area we expect to see the most benefit as a result of this transaction, as we combine PFG’s foodservice expertise with Core-Mark’s deep industry knowledge of the convenience store channel, replicating the success we have with Eby-Brown. Core-Mark’s exclusive partnership with Fresh & Ready Foods will position PFG well in the convenience foodservice space as consumers increasingly seek healthy, innovative and convenient options.

Core-Mark also broadens our geographic footprint, filling in whitespace in our portfolio particularly in the Western US. Core-Mark also has a presence in Canada which will represent PFG’s first move into the broader North American market. While we believe that there’s still plenty of opportunity for growth here in the United States, we’re excited at the potential to have new international facilities, as well as the new business opportunities that may bring.

When the transaction closes, the total enterprise will continue to be headquartered in Richmond, Virginia, and we will retain Core-Mark’s Westlake office with Eby-Brown maintaining ongoing operations in Naperville, Illinois. We have asked Scott McPherson to continue as Core-Mark’s President and Chief Executive Officer after the close of the transaction. Scott will also oversee the Eby-Brown business. We are excited to bring his leadership to PFG.

In total, Core-Mark would add approximately $17 billion of net sales which would bring PFG’s total trailing 12-month net sales to approximately $44 billion. We also believe that there are significant financial merits to the transaction, which Jim will describe in more detail in a moment. We expect this transaction to be accretive to our adjusted diluted EPS in the first year after closing, excluding any synergies. We are projecting significant net synergies which we expect to be achieved by year three after close. There is also potential for cross-selling synergies which could be further accretive to margins.

In summary, we are quite excited to announce the agreement with Core-Mark and we’ll move as quickly as possible to close the transaction. Core-Mark brings a talented workforce with extensive experience in the convenience channel, enhancing the industry expertise of our existing Eby-Brown business. Both organizations have similar customer-focused cultures which we believe will fit nicely together.

We expect the addition of Core-Mark to enhance PFG’s existing distribution platform in the convenience channel, in geographic presence, and product offering. We specifically see significant opportunity in broadening our foodservice capabilities in the convenience space and building on the momentum we have already established with Eby-Brown. The deal will also expand PFG’s portfolio of brands and strengthen our selling proposition to existing and potential customers.

Of course, we will need to obtain US federal antitrust clearance and a vote by Core-Mark shareholders before the transaction closes. However, we hope to move as quickly through this process as possible to be able to welcome Core-Mark’s associates to the PFG family of companies. We see a bright future for the combined organization which is another step in PFG’s journey towards being a leader in foodservice distribution in the United States.

I would like to thank everyone who worked tirelessly to get us to today and for all the work ahead in the coming weeks and months. We know our investors see value in Core-Mark as over half of our equity is held by institutions with existing cross-ownership of Core-Mark.

PFG’s recent sales trends have remained strong, including a record week during Mother’s Day and we’ve had the last nine weeks as our biggest nine weeks ever for our company. We are very pleased with the progress our organization has made and look forward to continuing the momentum we have built.

With that, I’m going to turn things over to Jim, who will give you more detail on the financial elements of the transaction.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Thank you, George, and good morning, everyone. As George mentioned, in addition to the significant strategic merits and the cultural alignment of the proposed transaction, we also expect sizable financial benefits.

First, let’s review the financial specifics of the transaction. Today, we’ve signed an agreement to acquire Core-Mark in cash and stock, valuing the business at approximately $2.5 billion, including Core-Mark’s net debt. Under the terms of the transaction, Core-Mark shareholders will receive $23.875 per share in cash and 0.44 shares of PFG common stock for each Core-Mark share. After the deal closes, Core-Mark shareholders are expected to own approximately 13% of the combined entity.

We expect to finance the cash portion of the transaction with a combination of borrowings from our ABL facility, which is large enough to finance the entire cash portion of the transaction, plus proceeds from an issuance of new senior unsecured notes. Subject to market conditions, we currently plan to issue the new notes within the next couple of months and hold the proceeds until the closing of the transaction.

We plan to issue approximately $780 million worth of new notes with the additional proceeds used to retire our current 2024 notes. We currently expect to achieve $40 million of total annual run rate net cost synergies within three years of the close of the transaction. Synergies will be sourced from a combination of procurement, warehouse and route consolidation and SG&A reduction. While we will move with appropriate speed upon closing, we will work to avoid any end market disruption to our customers, suppliers and other stakeholders.

While synergies are a part of the value proposition created by this transaction, our focus is on the growth potential with Core-Mark and the benefits of an expanded presence in the convenience channel. We believe we are buying an outstanding asset which will support our growth over the long-term. We believe that the transaction will be accretive to adjusted diluted earnings per share in the first year following closing, excluding any synergies.

As usual, closing is subject to US federal antitrust clearance and other customary closing conditions, including a shareholder vote by Core-Mark shareholders. We expect the transaction to close in the first half of calendar 2022 subject to the closing conditions I just mentioned.

In closing, this transaction meets all of the criteria we look for in our M&A process, including a strong strategic fit and alignment with current market dynamics and solid financial returns. We have a strong track record of successful M&A including Eby-Brown and Reinhart, and we expect this transaction to proceed in a similar smooth fashion. The combined organization expands PFG’s geographic reach and adds to our strong position in the convenience channel. And importantly, this transaction comes with financial benefits that we believe will drive shareholder value over the long-term.

We appreciate your interest in Performance Food Group. And with that, we’d be happy to take your questions.

Operator: Thank you. [Operator Instructions] Our first question comes from the line of John Heinbockel of Guggenheim.

John Heinbockel

Analyst, Guggenheim Securities LLC

Hey, George. Let me start with the foodservice opportunity, right, at Core-Mark. What do you guys need to do, right, to drive foodservice growth at Core-Mark? What are sort of the steps and how long do you think that takes? Is that — you want to be want to be careful about quality, is that a couple years out or there’s some quick wins?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Well, it’s been an interesting time really in the last year. The foodservice part of the convenience business has suffered somewhat similarly to restaurants. People weren’t real comfortable picking up items of a Roller Grill, say, per se. But our Eby-Brown business has done real well and we’ve done exceptionally well. Performance Foodservices continue to run double-digit growth through that period of time into convenience stores. So we have several turnkey programs, as does Core-Mark; and be it for pizza or for chicken and we’ve been real successful with our brands in our independent world that’s been running over 50% now for several months. And we feel that we can do real well in convenience because it’s already happening on a much smaller scale with our Eby-Brown business.

And as we put those programs together, what we’re finding is, those type of turnkey programs are attractive also to people that want to add to their menu, people that want to operate those kitchens, and then their fresh program will fit very well not just with foodservice but we have a large business in Vistar of prepared sandwiches, prepared salads and the network for distribution of those type of products that Core-Mark has is superior to what we have today. So we see that as another, I guess, I would call one of those sales-type synergies that we should have. So I think that we’ll — I think we’ll be ready to go once we can get the transaction completed.

John Heinbockel

Analyst Guggenheim Securities LLC

Yeah. Jim, and maybe secondly as a tie on to that, right, you talked about the cultural similarities, right. So your focus has always been how can we invest in the business to grow the top line. Maybe what — how did they or you like to have them reinvest in whether it’s product, people, right, it’s not necessarily a salesperson-centric business, but where they could reinvest more in the business to drive more top line growth, where are the big opportunities maybe beyond foodservice product?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Well, they’re pretty mature right now and they’ve always invested. That was a big part of the conversations that I had with their CEO was that they’re poised to grow and they’re actually in good shape from a capacity standpoint. But similar to our Eby business, the bulk of their business is designed to fulfill demand and it’s a different step when you want to create demand. And I think that’s where the companies working together that we can do a good job in the foodservice area. And there’s 180,000 convenience stores between US and Canada and that to me is potentially 180,000 opportunities for us to create demand in foodservice and they sell about 40,000 of them today. So that’s off to a pretty good start.

John Heinbockel

Analyst, Guggenheim Securities LLC

Thank you.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Thanks, John.

Operator: Your next question comes from the line of Edward Kelly of Wells Fargo.

Edward J. Kelly

Analyst, Wells Fargo Securities LLC

Hi, guys. Good morning. George, I wanted to start just by — I wanted to — I really wanted to ask you about sort of the evolution of your decision to get deeper into the C-Store business. So when you bought Eby-Brown, it seemed like it was a little bit of a toe in the water. Obviously, it’s a different business than the traditional broadlines distribution business. You’re obviously making a bigger leap now. Could you just maybe take a step back and talk about how your interest in this business has evolved over time to get you to where you are?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

I think it’s been a long time. I was actually on Eby-Brown’s Advisory Board for several years. I’ve followed Core-Mark for probably 20 years. Definitely doing Eby first I think was the right route to go because you got to test your capabilities and test what’s available from a foodservice standpoint. And we’ve been very successful with that business. They’re growing at a real good rate. The profitability is increased at a good rate as well. We got really good people there.

I think Core-Mark is the one that just takes us to a different level. It’ll be nice to have national scale and to have the kind of scope. We don’t have that in all the businesses that we’re in. We do a significant pizza business into convenience and this will enhance it. And the last several years we’ve been able to grow double-digit by just having a portion of our foodservice people focused on convenience. And we plan on having our sales force really focused on that category more. And that doesn’t mean taking any attention away from our foodservice at all.

And today, some of the customers we deliver out of Eby; and if their offering is really extensive, we delivered out of Performance Foodservice. And quite frankly, we’ve been more successful out of Performance Foodservice than Eby when it comes to foodservice product.

Edward J. Kelly

Analyst, Wells Fargo Securities LLC

Great. And then the other question I wanted to ask you is, as you think about, from a company standpoint, spending the $2.5 billion, obviously Reinhart is a deal that the market totally loved. This deal is a little different for you. How do you view the opportunity at buying something like Core-Mark versus buying a business like Reinhart? And should we, as investors, just kind of look at them similarly in terms of what they can do for your business over time?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

I would say similarly. The transactions are similar in size. We certainly are getting more expertise that we don’t necessarily have with Core-Mark than we did with Reinhart. I think they’re both great cultural fits. But we did know the Reinhart people much better than the people with Core-Mark. But it’s a huge industry. There’s a lot of players in it. It’s very fragmented, similar to a foodservice. You have a need in the industry to continue to grow the foodservice part of their business. There’s some that have just been extremely successful with it. And I just look at it as a great opportunity and I look at it as — every bit as good an opportunity as Reinhart.

The — if you look at Reinhart, most of the integration is done and, to a degree, it’s an entirely different integration team.

But what we found by just kind of doing Eby first is, there’s just so much crossover between the two industries. And don’t forget the match between Vistar and a Core-Mark and an Eby as far as suppliers go and just the inbound advantages that we can get, the logistics advantages that we can get, we’ve been able to show that that’s there. And we’ve done well from a profitability standpoint with Eby and I suspect we’ll do as well with Core-Mark.

Edward J. Kelly

Wells Fargo Securities LLC

Great. And then, Jim, just one last one for you real quick here. In terms of the accretion, is there anything unusual within here sort of for DNA, for instance? What’s — are you excluding amortization? Is it just the $10 million that they report or is there more in a DNA number? Is there anything else that we should be thinking about as we’re doing accretion? And also, I’m kind of curious on interest rate what you’re thinking about.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. Ed, no, there’s nothing unusual in the accretion calculation. It’s consistent with how we calculated accretion with Reinhart. So that — I think that should give you what you need for your model.

Interest rates, of course, look very good. I’m not going to forecast an interest rate on a debt offering we haven’t done. But I certainly feel like it’s a good period in time for us to go to the debt market. I really believe that how we’ve capitalized this deal and the conservative capitalization structure is very helpful. It’s definitely a balanced approach to how we’re financing the deal.

And then, last, another thing I’d like to say is, I do want it to be acknowledged that we’re building a company that’s much more diverse than it’s been in the past in the standpoint of resiliency and we’ve got — clearly got within food distribution serving two different industries. Now, we’re adding convenience, and both of those are very resilient in their own way in different economic cycles.

Edward J. Kelly

Analyst, Wells Fargo Securities LLC

Great. Thank you.

Operator: Your next question comes from the line of John Glass of Morgan Stanley.

John Glass

Analyst, Morgan Stanley& Co. LLC

Thanks and good morning. First, just on the Core-Mark business, can you just talk about the return or, just in general, the C-Store distribution business? It’s a lower margin business than your aggregate in the food distribution business. What are the returns on invested capital? Can you just compare like the C-Store distribution business on a returns basis versus the distribution business?

And can you also compare Eby-Brown’s profit margin profile versus this company? Is there an opportunity — and where’s the opportunity in terms of is this a creative to your margin for Eby-Brown versus the Core-Mark business? And I’ve a follow-up.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Core-Mark is definitely a lower margin business than our existing business. But I think a lot of that is kind of how you look at margin. They run a very good return on invested capital. Their profit per case is very similar to Performance Food Group as a whole. You have the tobacco component which really distorts the return on sales. That has been playing out for quite a while. It’s a business that we do not do anything but fulfill demand. And you have to have that product to be in it.

If you get outside of that type of product, they’re quite profitable, grown their sales, their earnings just about every year. The margins within Core-Mark are better than the margins within Eby. Part of that is scale. Part of that is mix of business. We expect to see our Eby mix of business improve based on the !earnings that we get from Core-Mark.

We really look at our business as how much gross profit dollars we produce and how much of it makes its way to the bottom line and what our return on invested capital is. We don’t look at margin as much. I would call Core-Mark the same if you look at what they disclose around earnings. Their focus is on the gross profit dollars that they produce and how much of that makes its way to the bottom line, and they do every bit as well as Performance Food Group does when it comes to that measurement.

John Glass

Analyst, Morgan Stanley& Co. LLC

All right. Thank you. My follow-up is this, what is the bandwidth for you, during this period of time, to do acquisitions in the distribution business or should we think about this as there’s a period of time at least a year where you can’t be active in that space?

And you’ve outlined it about a year to close this deal and there’s regulatory processes. Is there a risk that there’s divestitures of some sort or did you go through this pretty carefully and you’ve got to go through their process but you don’t think there’s going to be surprises on warehouse distribute — divestitures, et cetera?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. I can...

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Yeah.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

...I can handle the integration question, if you want to handle the divestiture question, George?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

You’ve got it, Jim. Go ahead.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. So I think the easiest way to think about this is, is clearly two large segments. Each of them have significant integration bandwidth. We’ve completed the integration of the Reinhart transaction and that integration went exceptionally well, exceeded our expectations. Really happy with how that all came together, and we learned quite a bit from it about how to do a superb job of integration. And all those !earnings will be shared and brought over into how we integrate this acquisition into the Vistar segment. So we now have additional bandwidth and we’re free from a bandwidth standpoint in the Foodservice division. So I don’t see any concerns there.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. As far as divestitures, I mean, that’s not anything that we could be — we don’t control that process. We’ve spent a great deal of time on it. We feel that we don’t have a national issue, we don’t have a regional issue, and we don’t have a local issue. But we have to make sure that we do a good job of presenting that. We’ve got provisions in the deal should there need to be divestitures. But we’re going into this confidence that we won’t have a divestiture issue.

John Glass

Analyst, Morgan Stanley& Co. LLC

Yeah. Thank you.

Operator: Your next question comes from the line of Lauren Silberman of Credit Suisse.

Lauren Silberman

Analyst, Credit Suisse Securities (USA) LLC

Thanks. So just a follow-up on the regulatory approval process. Is the expected timeline of the closing of the deal any longer than what you’ve seen in prior deals? Is there any reasons to think why it would be longer?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah, Lauren...

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Again...

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah, you go ahead.

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Yeah, you go ahead, Jim. No, go ahead, Jim.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

All right. Look, Lauren, every deal that goes in front of the FTC is a different deal. They all stand on their own merits. They’re all evaluated on their own merits. We’re very confident our deal will be approved. And based on everything we understand, we expect to close in the first half of 2022 and really not much more we could project at this point.

Lauren Silberman

Analyst, Credit Suisse Securities (USA) LLC

Okay. And then, on the synergies, can you just speak to the cadence of the $40 million of cost synergies over the three years post-closing? And are you willing to just put any real numbers around the EPS accretion?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Not willing to put a number around the EPS accretion. And from a synergy standpoint, they typically ramp up. I think George would agree, we don’t buy a company to strip it down, and we don’t buy a company so we can strip down another one. We are — we buy a company because we believe in the value that it brings the organization and the things that make it special and the cultural fit.

That said, I think that in the first year you definitely spend a lot of time looking at the company and trying to figure out have your assumptions about synergies being correct, do your homework and then synergies begin to ramp up across three years.

Lauren Silberman

Analyst, Credit Suisse Securities (USA) LLC

Okay. And then, just my final question is, given you’re speaking to the opportunities for foodservice for both Eby as well as for Core-Mark, is the underlying [indiscernible] (00:30:49) underlying margin should continue to improve in these businesses going forward?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Yeah. I think it might be — of course, that’s our intent, right. And we feel that that will be the case. I don’t know how long that will take. As I said, we’ve had good success with Eby, but much smaller, easier to get your arms around. And then, I also want to go back to that synergies for just a minute. We put a number in there that we’re serious about. We’re also serious about the culture and serious about keeping people. So a lot of those synergies are things that take a little while and it’s hard work, and they’re around logistics and around just running the business a little better.

I would say that with Reinhart we’ve done a good job. But the success of Reinhart, the synergies success that —it’s good. But the success in the growth of earnings as we look at 2019 are the real deal, that — synergies tend to be one-time. And if you grow earnings, then that goes on into the future. So we’re serious about a $40 million number. But the cadence of it will be, just as Jim said, it will build and it will take some time just how we do things.

Lauren Silberman

Analyst, Credit Suisse Securities (USA) LLC

Great. And just a follow-up to that, I guess, did you speak or can you speak to just with respect to the overall deal process, how long you’ve been contemplating and in discussions regarding this deal? I know you’ve been following the company though.

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Serious discussions for half a year. So I would put that as the amount of time about six months.

Lauren Silberman

Analyst, Credit Suisse Securities (USA) LLC

Great. Thank you so much. Appreciate it.

Operator: Your next question comes from the line of Peter Saleh of BTIG.

Peter Saleh

Analyst, BTIG LLC

Great. Thank you. I know you guys showed the geographic overlap on slide 10 of the presentation. So very much appreciate that. Is there any way for you to quantify the overlap — the customer overlap between Eby and Core-Mark at this point?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

The customer overlap is just not even material. The customers in convenience industry typically have a supplier and you don’t see very often that convenience store will buy from more than one person. They’ll have a portion of their purchases that will be direct from suppliers and is still pretty big in that industry. But as far as similarity to foodservice where may see three, four distributors in an account, you don’t really see that in convenience.

Peter Saleh

Analyst, BTIG LLC

Great. Very helpful. And then, just a question on the capital investment. Once the deal closes, is there any anticipation of any major capital infusion or capital investment you guys need to make in this brand, or should we continue to expect a similar capital investment as they have been making in the past?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Well, they’ve always invested in the business and it’s very well-run. And I don’t see any unusual capital investments. They can come in chunks. And sometimes you need to build new distribution centers. We built a couple for Eby just this last year. So there could be some unusually high and some unusually low years, but it’s probably going to look like what Core-Mark has always looked at from a CapEx standpoint.

Peter Saleh

Analyst, BTIG LLC

Great. Thank you very much.

Operator: [Operator Instructions] Your next question comes from the line of Brian Lombardi of Seaport Global.

Brian Lombardi

Analyst, Seaport Global Holdings LLC

Hi. This is Brian Lombardi with Seaport. Thanks for the — thanks for taking the question. I’m just skimming through the contract while I’m listening to the call and I noticed that there’s a $1.8 billion divestiture cap, in other words —and I hear you, you don’t expect divestitures and I think you’re making a good case for why not, but is there any, like, thought process that inform that $1.8 billion cap?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. We did quite a bit of work and did the homework we need to do to make sure we felt very comfortable with that number and, of course, that’s a negotiation and we’re very excited the deal will be approved.

Brian Lombardi

Analyst Seaport Global Holdings LLC

Understood. Is it the right way to think about that that’s the maximum that the parties were comfortable with or, I guess, the question I was trying to ask is, is there a compartment that that $1.8 billion fits into conceptually that makes it like the logical limit?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

I’d say it’s the maximum we were comfortable committing to today.

Brian Lombardi

Analyst Seaport Global Holdings LLC

Understood. Thank you.

Operator: Your next question comes from the line of Nicole Miller of Piper Sandler.

Nicole Miller Regan

Analyst, Piper Sandler & Co.

Thank you. Two questions. Understand the team and the cultural alignment. Can you talk about the brand equity even going back to Eby-Brown of what you acquired? And if you think longer past down the road, do these all have an opportunity to be branded under one banner or is that not an important consideration for this piece of the industry?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Yeah. We run with a hefty dose of autonomy and I think that those decisions will come from Scott McPherson and Tom Wake and Pat Hagerty and their people. Right now, I mean, obviously the Core-Mark name means a lot. We think it has a lot of brand equity. There are markets where the Eby-Brown name has a lot of brand equity. We are certainly going to run the businesses together over time that’ll take some time. And I’m not sure really where we’ll go with that.

If you look at Reinhart, most of the Reinhart companies made the decision to adopt their performance banner. The ones in Wisconsin where there’s a great deal of brand equity with the Reinhart name, they’re still continuing with the Reinhart name. I think those are decisions that business people will make that they’ll involve their customers and that’s something that we’ll figure out down the road, but I think both names come with a pretty good dose of brand equity.

Nicole Miller Regan

Analyst, Piper Sandler& Co.

Thank you. And then just a second and final question, if I heard the prepared commentary correctly, you said recent sales trends were strong, especially the last nine weeks. Can you just give us the endpoint to back into — I don’t know if that was yesterday or last week, to back into the nine weeks, and then, does that put you on track to hit the $8.2 billion guided range for the quarter or is something...

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Well, the...

Nicole Miller Regan

Analyst, Piper Sandler & Co.

...you want less than?

George L. Holm

Chairman, President& Chief Executive Officer, PFG

Yeah. The last nine weeks were the biggest nine weeks that we’ve had as a company. We’re, of course, confident in that $8.2 billion. It is a difficult industry right now to kind of figure where we’re at. I mean, we are seeing people open back up where we’re getting large opening orders. How much that’s contributing to the current growth is hard, quite frankly, to figure out. We still have some markets that are fairly depressed, primarily Northeast, West Coast, and we have well over half of our companies that have been setting record week after record week.

I would say we’re confident. What gives us confidence is, if you look at a two year stack, 2019 to 2021, it’s really the best growth we’ve ever run on a two-year stack, particularly in independent. So are we in a little bit of a bubble? I don’t know. If we are, we’re still very confident based on the trendings that we see, the number of customers that we’re selling and kind of where our growth is coming from. So I would say, we have a great deal of confidence in that $8.2 billion number.

Nicole Miller Regan

Analyst, Piper Sandler & Co.

Thank you.

Operator: Thank you. I would now like to return the call to George Holm for closing comments.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Just have a few takeaways I’d like to put out there. Things that are very important with this deal: it expands our geographic reach; it increases overall scale in C-Store distribution; it enhances our customer base and our product offerings; come to a significant net synergies; and it’s accretive to adjusted diluted EPS. And I would like to thank all of you on such short notice for taking the time to listen to our presentation, and to ask us several very good questions. Thank you.

Operator: Thank you. That does conclude today’s conference call. You may now disconnect your lines, and have a wonderful day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements:

•	integration of our acquisition of Reinhart;

•	the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry, and our business specifically;

•	competition in our industry is intense, and we may not be able to compete successfully;

•	we operate in a low margin industry, which could increase the volatility of our results of operations;

•	we may not realize anticipated benefits from our operating cost reduction and productivity improvement efforts;

•	our profitability is directly affected by cost inflation and deflation and other factors;

•	we do not have long-term contracts with certain of our customers;

•	group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations;

•	changes in eating habits of consumers;

•	extreme weather conditions;

•	our reliance on third-party suppliers;

•	labor relations and cost risks and availability of qualified labor;

•	volatility of fuel and other transportation costs;

•	inability to adjust cost structure where one or more of our competitors successfully implement lower costs;

•	we may be unable to increase our sales in the highest margin portion of our business;

•	changes in pricing practices of our suppliers;

•	our growth strategy may not achieve the anticipated results;

•	risks relating to acquisitions, including the risk that we are not able to realize benefits of acquisitions or successfully integrate the businesses we acquire;

•	environmental, health, and safety costs;

•	the risk that we fail to comply with requirements imposed by applicable law or government regulations;

•	a portion of our sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining;

•	if the products we distribute are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims;

•	our reliance on technology and risks associated with disruption or delay in implementation of new technology;

•	costs and risks associated with a potential cybersecurity incident or other technology disruption;

•	product liability claims relating to the products we distribute and other litigation;

•	adverse judgements or settlements;

•	negative media exposure and other events that damage our reputation;

•	decrease in earnings from amortization charges associated with acquisitions;

•	impact of uncollectibility of accounts receivable;

•	difficult economic conditions affecting consumer confidence;

•	risks relating to federal, state, and local tax rules;

•	the cost and adequacy of insurance coverage;

•	risks relating to our outstanding indebtedness;

•	our ability to raise additional capital;

•	our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	the possibility that the expected synergies and value creation from the acquisition of Reinhart will not be realized or will not be realized within the expected time period; and

•	the following risks related to the proposed acquisition of Core-Mark ( the “Core-Mark Transaction”):

•

the risk that U.S. federal antitrust clearance or other approvals required for the Core-Mark Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and PFG’s resources or otherwise have an adverse effect on PFG;

•

the possibility that conditions to the consummation of the Core-Mark Transaction, including approval by Core-Mark shareholders, will not be satisfied or completed on a timely basis and accordingly the Core-Mark Transaction may not be consummated on a timely basis or at all;

•	uncertainty as to the expected financial performance of the combined company following completion of the Core-Mark Transaction;

•	the possibility that the expected synergies and value creation from the Core-Mark Transaction will not be realized or will not be realized within the expected time period;

•

the exertion of PFG management’s time and PFG’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Core-Mark Transaction;

•

the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Core-Mark Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected;

•	availability of debt financing for the Core-Mark Transaction and our refinancing plans on terms that are favorable to us;

•	a downgrade of the credit rating of PFG’s indebtedness, which could give rise to an obligation to redeem existing indebtedness;

•

potential litigation in connection with the Core-Mark Transaction may affect the timing or occurrence of the Core-Mark Transaction or result in significant costs of defense, indemnification and liability;

•	the inability to retain key personnel;

•	the possibility that competing offers will be made to acquire Core-Mark;

•

disruption from the announcement, pendency and/or completion of the Core-Mark Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and

•	the risk that, following the Core-Mark Transaction, the combined company may not be able to effectively manage its expanded operations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this release or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this release or our statement, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on PFG’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at ir@core-mark.com.

Participants In The Solicitation

PFG and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.